Endeavour Silver Corp. Announces US$40 Million Bought Deal Financing

Vancouver, Canada - March 15, 2022 - Endeavour Silver Corp. ("Endeavour" or the "Company") (TSX: EDR, NYSE: EXK) is pleased to announce that it has entered into an agreement with a syndicate of underwriters (the "Underwriters") led by BMO Capital Markets and PI Financial Corp., pursuant to which the Underwriters have agreed to buy on a bought-deal basis 8,081,000 common shares of the Company (the "Common Shares"), at a price of US$4.95 per Common Share for aggregate gross proceeds of approximately US$40 million (the "Offering"). The Company has granted the Underwriters an option, exercisable in whole or in part for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Common Shares offered under the Offering to cover over-allotments, if any.

The principal objectives for use of the net proceeds of the Offering are to pay the US$35 million cash consideration payable to SSR Mining Inc. at closing in respect of the Company's acquisition of the Pitarrilla project in Durango State, Mexico and for the Company's general corporate purposes and working capital.

The Offering is expected to close on or about March 21, 2022 and is subject to Endeavour receiving all necessary regulatory approvals and the approval of the Toronto Stock Exchange and the New York Stock Exchange.

The Common Shares will be offered in all provinces of Canada (except Québec) pursuant to a short form base shelf prospectus as accompanied by a prospectus supplement and will be offered in the United States pursuant to a supplement to the Company's registration statement on Form F-10 registering the Common Shares under the United States Securities Act of 1933, as amended, pursuant to the Multi-Jurisdictional Disclosure System adopted by the United States and Canada. The Common Shares may also be offered on a private placement basis in certain jurisdictions outside of Canada and the United States pursuant to applicable prospectus exemptions. However, there will not be any sale of Common Shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the applicable securities laws of such province, state or jurisdiction.

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in all provinces of Canada (except Québec). Copies of the final base shelf prospectus, and any applicable shelf prospectus supplement, may be obtained from BMO Capital Markets for which contact details are provided below. This document does not provide full disclosure of all material facts relating to the Common Shares. Investors should read the final base shelf prospectus, the accompanying prospectus supplement and any amendments thereto for disclosure of those facts, especially risk factors relating to the Common Shares, before making an investment decision. Investing in the Common Shares involves risk. See "Risk Factors" in the final base shelf prospectus and in the prospectus supplement. Endeavour has filed a registration statement on Form F-10 (including a base shelf prospectus) with the U.S. Securities and Exchange Commission ("SEC" for the Offering. Before you invest, you should read the prospectus supplement relating to the Offering, the base shelf prospectus in that registration statement and other documents Endeavour has filed with the SEC for more complete information about Endeavour and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any Underwriter, or any dealer participating in the Offering will arrange to send you the prospectus or you may request it, in Canada from BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario L6S 6H2 by telephone at 905-791-3151 Ext 4020 or by email at torbramwarehouse@datagroup.ca and in the United States from BMO Capital Markets Corp. at 3 Times Square, 27th Floor, New York, NY 10036 (Attn. Equity Syndicate), or toll-free at 800-414-3627 or by email at bmoprospectus@bmo.com.  No securities regulatory authority has either approved or disapproved of the contents of this news release.

About Endeavour Silver Corp.

Endeavour is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico: the Guanaceví Mine in Durango and the Bolañitos Mine in Guanajuato. Endeavour is currently advancing the Terronera mine project towards a development decision, pending financing and final permits and exploring its portfolio of exploration and development projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.

Contact Information
Trish Moran

Interim Head of Investor Relations
Toll free: (877) 685-9775

Tel: (416) 564-4290

Email: pmoran@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the intended use of proceeds and the scheduled closing date of the Offering. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, uncertainty of the ultimate impact of the COVID-19 pandemic on operations, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; metal prices; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; as well as those factors described in the section "Risk Factors" contained in the Company's most recent form 40F/Annual Information Form filed with the SEC and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, the impact of the COVID-19 pandemic on mining operations in Mexico generally, and the Company's operations specifically, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, resource and reserve estimates, metal prices, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.